FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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[ ]	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)

1. Name and Address of Reporting Person* Ellis Mark	2. Issuer Name and Ticker or Trading Symbol Universal Broadband Communications	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
X	Director	X	10% Owner
X	Officer (give title below)	Other (specify below)
President and Chief Executive Officer
(Last) (First) (Middle) 182400 Von Karman Avenue, 10th Floor	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for Month/Day/Year 10/31/02 – 11/13/02	7. Individual or Joint/Group Filing (Check Applicable Line)
5. If Amendment, Date of Original (Month/Day/Year)	Form filed by One Reporting Person
(Street) Irvine California 92612	Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Trans- action Code (Instr.8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner- ship (Instr. 4)
Code	V	Amount	(A) or (D)	Price
Common Stock	10/31/2002
J*
5,639
A
$15,000.00	12,251,858 shares **	D
Common Stock	11/08/2002	J*	18,219	A	$48,462.13	12,251,858 shares **	D
Common Stock (William D. Savage)	11/12/2002	J*	400,000	D	$400.00	12,251,858 shares **	D
Common Stock (Stephen A. Garcia)	11/12/2002	J*	400,000	D	$400.00	12,251,858 shares **	D
Common Stock (Kim Losey)	11/13/2002	J*	40,000	D	$40.00	12,251,858 shares **	D
Common Stock (Edify Capital Group, Inc.)	11/12/2002	J*	1,000,000	D	$1,000.00	12,251,858 shares ***	D
Common Stock (William M. Woo)	11/12/2002	J*	50,000	D	$50.00	12,251,858 shares ***	D
Common Stock (Frank J. Dobrucki)	11/12/2002	J*	1,000,000	D	$1,000.00	12,251,858 shares ***	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*
If the form is filed by more than one reporting person, see Instruction 4(b)(v).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 1474 (9-02)

Form 4 – Mark Ellis (continued) page 2

Common Stock (A2A Industries Corporation)	11/12/2002	J*	1,500,000	D	$1,500.00	12,251,858 shares ***	D
Common Stock (Francis A. Zubrowski)	11/12/2002	J*	500,000	D	$500.00	12,251,858 shares ***	D
Common Stock (Advanced Century Corporation)	11/12/2002	J*	300,000	D	$300.00	12,251,858 shares ***	D
Common Stock (Danny Y. Lee)	11/12/2002	J*	500,000	D	$500.00	12,251,858 shares ***	D
Common Stock (Capri International, Inc.)	11/12/2002	J*	1,000,000	D	$1,000.00	12,251,858 shares ***	D
Common Stock (Capri International, Inc.)	11/12/2002	J*	1,000,000	D	$1,000.00	12,251,858 shares ***	D
Common Stock (William M. Woo)	11/12/2002	J*	100,000	D	$100.00	12,251,858 shares ***	D
Common Stock (Ultra International, Inc.)	11/12/2002	J*	300,000	D	$300.00	12,251,858 shares ***	D
Common Stock (Lisar, Inc.)	11/12/2002	J*	100,000	D	$100.00	12,251,858 shares ***	D
Common Stock (Capri International, Inc.)	11/12/2002	J*	100,000	D	$100.00	12,251,858 shares ***	D
Common Stock (Alexander & Wade, Inc.)	11/12/2002	J*	2,100,000	D	$2,100.00	12,251,858 shares ***	D
Common Stock (Norman T. Reynolds)	11/12/2002	J*	200,000	D	$200.00	12,251,858 shares ***	D
Common Stock (Andrew E. Mercer)	11/12/2002	J*	200,000	D	$200.00	12,251,858 shares ***	D
Common Stock (Commerce Development Corporation, Ltd.)	11/12/2002	J*	200,000	D	$200.00	12,251,858 shares ***	D
Common Stock (Commerce Development Corporation, Ltd.)	11/12/2002	J*	20,000	D	$20.00	12,251,858 shares ***	D
Common Stock (Cybertel Communications Corporation)	11/12/2002	J*	200,000	D	$200.00	12,251,858 shares ***	D
Common Stock (Janet Risher)	11/12/2002	J*	100,000	D	$100.00	12,251,858 shares ***	D
Common Stock (USM Capital Group, Inc.)	11/12/2002	J*	220,000	D	$220.00	12,251,858 shares ***	D
Common Stock (USM Capital Group, Inc.)	11/12/2002	J*	22,000	D	$22.00	12,251,858 shares ***	D
Common Stock (Sol Tech Corporation)	11/12/2002	J*	70,000	D	$700.00	12,251,858 shares ***	D
Common Stock (Edify Capital Group, Inc.)	11/12/2002	J*	10,000	D	$10.00	12,251,858 shares ***	D
Common Stock (Capri International, Inc.)	11/12/2002	J*	10,000	D	$10.00	12,251,858 shares ***	D
Common Stock (Sol Tech Corporation)	11/12/2002	J*	10,000	D	$10.00	12,251,858 shares ***	D
Common Stock (Sol Tech Corporation)	11/12/2002	J*	10,000	D	$10.00	12,251,858 shares ***	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*
	If the form is filed by more than one reporting person, see Instruction 4(b)(v).

* Disposition or Acquisition, whichever is applicable, of common stock for cash.
** In payment for services rendered to the Company
*** Number of shares takes into account a 4.5 for one forward split of the issued and outstanding common stock of the Company effective as of November 5, 2002.

		Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.					(Over) SEC 1474 (9-02)

Form 4 – Mark Ellis (continued) page 3

FORM 4 (continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr.8)		5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4 and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deri- vative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

		/s/ Mark Ellis	November 20, 2002

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.	**Signature of Reporting Person	Date
See18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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